May 23, 2018
VIA E-MAIL
H. Roger Schwall, Assistant Director
Office of Natural Resources
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Cheval Resources Corporation
Registration Statement on Form S-1
Filed February 1, 2017
File No. 333-215849

Dear Mr. Schwall:

Summary Information and Risk Factors, page 3

1.	Please revise to disclose your auditor's going concern qualification in the prospectus summary, and add this concern to your risk titled "No Operating History or Revenue and Minimal Assets" on page 7.

Going concern added to prospectus summary and to the risk factor.

Use of Proceeds, page 11

2.	Please disclose your anticipated use of the 10% of offering proceeds that will be released to the company following the achievement of the minimum offering.

Revised to disclose will be used for costs of finding and acquiring an acquisition/merger candidate.

Plan of Distribution, page 13

3.	You state that the "fee of the Escrow Agent is $1,500." However, on Page II-1 of your filing, you indicate that the escrow agent's fee is $2,500." Please reconcile your contrasting disclosures.

Revised to consistently disclose $2,500.

H. Roger Schwall, Assistant Director

Interest of Named Experts and Counsel, page 16

4.
In the consent from your independent registered public accounting firm filed as exhibit 23.1, the accounting firm consents to the reference of their firm under the caption "Experts" in the registration statement.  Please revise to provide the disclosures required by Item 509 of Regulation S-K as it relates to your independent registered public accounting firm.

Accounting firm added under "Experts" heading.

Information with Respect to the Registrant, page 17

Description of Business, page 17

5.
You state that you have had no operations to date.  However, we observe that in 2011 you filed a "Blank Check" registration statement pursuant to Rule 419 of the Securities Act of 1933 on a Form S-1, file no. 333-172954, which was declared effective in August 2011.  We also note that your class of securities registered with the Commission was subsequently revoked by order of the Commission pursuant to Section 12(j) of the Securities Exchange Act of 1934 on June 16, 2015, for failure to timely file periodic reports.  Please revise your filing to include a description of your business that will allow investors a material understanding of the general development of your business, including the outcome of your prior offering pursuant to the requirements of Rule 419.  See Item 101(a) of Regulation S-K.

Disclosure regarding prior offering added.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure,

6.
Disclosure under this section indicates that your independent accountant is Peter Messineo, CPA.  However, the audit report within your registration statement and the consent included as exhibit 23.1 is signed by Ankit Consulting Services, Inc.  Please revise the disclosure to provide the information required by Item 304 of Regulation S-K.

Revised to properly disclose Ankit.

H. Roger Schwall, Assistant Director

Background of Directors, Executive Officers, Promoters and Control Persons, page 24

7.
Please revise the biography of your sole officer and director to make clear his involvement and directorships with other public companies and to describe his business experiences during the last five years.  For example, you disclose that Mr. O'Dare resigned from Puravita Corporation, while elsewhere in your filing you indicate that he still serves as a director of this company.  Additionally, it appears that Mr. O'Dare is also the sole officer and director of Modbad Service Corporation, another blank check company.  The disclosure that Mr. O'Dare resigned from Cheval Resources Corporation appear erroneous.  See Item 401(e) of Regulation S-K.

Disclosure added regarding Mr. O'Dares other public companies clarified and made consistent.

Cheval Resources Corporation, Balance Sheets, page F-2

8.
We are unable to determine how you arrived at your recorded total stockholder's deficit for 2015 given the amounts presented.  Please revise your recorded amount or tell us how you determined this figure.

Revised.

Exhibit 5.1

9.
As filed, your legal opinion lists the par value of your common stock at $0.01.  This appears different from the par value stated in your articles of incorporation and throughout your prospectus of $0.0001.  Please have your counsel revise the legal opinion.

Revised to $0.0001.

10.
We note that you are incorporated in Delaware but that the legality opinion is "limited to the laws of the State of Nevada and federal law."  Accordingly, please have counsel revise the legal opinion to opine as to Delaware law.  For further guidance, see Section II.B.3.b of Staff Legal Bulletin N0. 19, available at https://www.sec.gov/interps/legal/cfslb19.htm.

Revised.

H. Roger Schwall, Assistant Director

Exhibit 10.1

11.
We note that the Escrow Agreement filed with your prospectus does not match the description of the Escrow Agreement listed in your filing.  For example, the filed agreement is dated June 23, 2011, is with Evolve Bank & Trust, and contains different terms than those discussed in your prospectus.  Please file a copy of your current escrow agreement as required by Rule 419(b)(4) of Regulation C.

Revised escrow agreement with new escrow agent attached as Exhibit 10.1.

Sincerely,

/s/ Rory O'Dare
Rory O'Dare, CEO and Director
Cheval Resources Corporation

cc:	Mark Wojciechowski, Staff Accountant (via e-mail)
John Cannarella, Staff Accountant (via e-mail)
Jason Langford, Staff Attorney (via e-mail)
Kevin Dougherty, Staff Attorney (via e-mail)